Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
(201) 881-7111 // Fax: (201) 556-0097 // pgoldstein@bulldoginvestors.com

March 26, 2014

Dear Fellow Shareholder of Firsthand Technology Value Fund (SVVC):

Bulldog Investors is SVVC's largest shareholder. Like many other shareholders, we are disappointed with the Fund's performance and the fact that its shares trade at a large discount to their net asset value ("NAV"). We have tried to persuade management to address these issues but were rebuffed. As a result, we have concluded that change is needed. Thus, we are proposing to (1) elect directors who are committed to increasing shareholder value, (2) terminate the management contract with Firsthand Capital Management ("FCM"), and (3) have the board consider a share repurchase program. Here is why you should support these proposals.

POOR LONG-TERM PERFORMANCE

Kevin Landis, the head of FCM, claims to have a successful track record. The facts prove otherwise. In early 2000, the Fund's NAV peaked at about $135 per share. SVVC's shares currently trade at about $23 per share, a loss of more than 80%. As the graph below from SVVC's 2013 annual report shows, the poor performance has continued since it became a closed-end fund in April 2011. Through the end of 2013, the Fund's shares fell by 13% while the Nasdaq Composite Index rose by 57%. No one can honestly conclude that Mr. Landis' performance has been anything but disastrous for shareholders.



REFUSAL TO REPURCHASE SHARES AT A BIG DISCOUNT

When the shares of a closed-end fund trade at a big discount from its NAV, a risk free way to increase its NAV is for the fund to repurchase its shares. But, Mr. Landis has rejected a share repurchase program – and now says he will not even allow shareholders to vote on it. Here is what Warren Buffet says about share repurchases: "A manager who consistently turns his back on repurchases, when these clearly are in the interests of owners, reveals more than he knows of his motivations." FCM gets a base fee of 2% per year of the Fund's gross assets. Share repurchases would reduce the Fund's gross assets and thus, FCM's fees. We think that is the real reason Mr. Landis opposes a share repurchase plan, even though it is plainly in the best interest of shareholders.

EXCESSIVE MANAGEMENT FEES

In addition to its base fee of 2% per year of the Fund's gross assets, FCM gets 20% of any net realized capital gains. Since the Fund's assets are about $260 million, FCM receives about $5 million per annum just for showing up (and possibly much more even if it underperforms its benchmark as it did in 2013). Only the best hedge fund and private equity fund managers receive that sort of compensation. Mr. Landis is certainly not in their class.

You might wonder how FCM obtained its contract. Mr. Landis formed a tiny closed-end fund and owned all the shares. He caused his tiny shell fund to approve a "2 and 20" management contract with FCM, a firm he owns. He then merged SVVC into his shell fund. Thus, the public shareholders of SVVC never got to vote on FCM's management contract. Thus, Mr. Landis was able to avoid the possibility that the public shareholders might not approve it.

Given FCM's indisputably poor performance, it is inexplicable that the board itself has not already terminated the management agreement. If shareholders vote to terminate it, a newly constituted board can quickly identify a new manager with a track record of making money for investors, rather than losing money. We believe there are many talented investment managers that would be interested in managing the Fund for a lower fee than FCM gets and who would do a better job.

CONTEMPT FOR SHAREHOLDER RIGHTS

In addition to the sneaky way Mr. Landis got his lucrative "2 and 20" management contract without a vote of the Fund's public shareholders, he and the board of SVVC have shown a shocking contempt for shareholder rights in several other ways.

1. The directors have indicated that they will only allow you to vote for their nominees and will not permit a vote on our share repurchase proposal. They claim they can disenfranchise shareholders in this way because we did not give them personal and confidential information about our nominees and did not tell them which

shareholders support us. Since these requirements are clearly improper, we intend to ask a court to invalidate them and to order the board of directors to respect the voting rights of shareholders and to conduct a fair election.

2. A federal securities law requires all shares of stock issued by the Fund to have equal voting rights. Yet, in a blatantly illegal attempt to rig this election, management recently had the Fund issue 515,552 shares that can only be voted as the board directs.

3. The Fund has sued me for allegedly pressuring a former director of the Fund to resign. The allegation, which is categorically false, is really a futile attempt to deter us from participating in a proxy contest. Notably, the Fund has never disclosed this absurd lawsuit to shareholders, let alone the cost of which is ultimately borne by the shareholders. We intend to hold those responsible for this colossal waste of shareholder money accountable for their actions.

THE CASE FOR CHANGE

As they say, facts are stubborn things. And, the facts show a fund with an overpaid manager who has generated terrible long term performance, refuses to address the wide gap between the Fund's stock price and its NAV, and has contempt for shareholder rights. Fortunately, you now have an opportunity to vote for some needed changes.

***

IT IS CRITICAL THAT YOU VOTE THE ENCLOSED GREEN PROXY. IF YOU HAVE ALREADY VOTED MANAGEMENT'S PROXY (EVEN IF YOU VOTED AGAINST THE INCUMBENTS), YOU STILL NEED TO VOTE OUR GREEN PROXY IN ORDER TO ELECT OUR NOMINEES AND ADOPT THE SHARE REPURCHASE PROPOSAL.

You may vote your proxy online at WWW.PROXYVOTE.COM or by telephone at 1-800-454-8683 if your shares are held in street name. Alternatively, you can mail the GREEN proxy card in the enclosed envelope but please do it today. If you have any questions about how to vote your proxy, please call InvestorCom at 1-877-972-0090.

Very truly yours,

Phillip Goldstein
Principal